EXHIBIT 12

STATE STREET CORPORATION

Ratio of Earnings to Fixed Charges

(Dollars in millions)	Six Months Ended June 30, 2003	Years Ended December 31,
		2002	2001	2000	1999	1998

(A) Excluding interest on deposits:
Earnings:
Income before income taxes	$129	$1,555	$944	$914	$974	$662
Fixed charges	198	506	983	1,360	954	856

Earnings as adjusted	$327	$2,061	$1,927	$2,274	$1,928	$1,518

Income before income taxes:
Pretax income from continuing operations as reported	$129	$1,556	$930	$906	$968	$657
Share of pretax income (loss) of 50% owned subsidiaries not included in above	–	(1)	14	8	6	5

Net income as adjusted	$129	$1,555	$944	$914	$974	$662

Fixed charges:
Interest on other borrowings	$159	$426	$881	$1,268	$874	$770
Interest on long-term debt including amortization of debt issue costs	34	71	93	82	70	66
Portion of rents representative of the interest factor in long term lease	5	9	9	10	10	20

Fixed charges	$198	$506	$983	$1,360	$954	$856

Ratio of earnings to fixed charges	1.65x	4.07x	1.96x	1.67x	2.02x	1.77x

(B) Including interest on deposits:
Adjusted earnings from (A) above	$327	$2,061	$1,927	$2,274	$1,928	$1,518
Add interest on deposits	208	498	856	1,012	712	656

Earnings as adjusted	$535	$2,559	$2,783	$3,286	$2,640	$2,174

Fixed charges:
Fixed charges from (A) above	$198	$506	$983	$1,360	$954	$856
Interest on deposits	208	498	856	1,012	712	656

Adjusted fixed charges	$406	$1,004	$1,839	$2,372	$1,666	$1,512

Adjusted earnings to adjusted fixed charges	1.32x	2.55x	1.51x	1.39x	1.58x	1.44x

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